UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 20, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775114
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.           Other Events

Asset Acquisition

Mezzanine Loan – NexMetro Grand Member, LLC

On January 20, 2021, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a mezzanine loan with a maximum principal balance of approximately $12,784,000 (the “Grand Mezzanine Loan”). Approximately $544,000 of the maximum principal balance was funded at closing. The mezzanine borrower, NexMetro Grand Member, LLC, a Delaware limited liability company (“Grand Member”), plans to use the proceeds to develop cottage-like apartments, generally located near the intersection of US-60 & Thompson Ranch Road, El Mirage, AZ (the “Grand Property”).

Grand Member is managed by NexMetro Development, LLC, an affiliate of NexMetro Communities, LLC (the “Sponsor”). The Sponsor has completed approximately 4,000 residential units and is considered a pioneer and leader in the product type.

The Grand Property is unimproved but has approvals and entitlements necessary to commence construction shortly.

On the original closing date of the Grand Mezzanine Loan, Grand Member was capitalized with approximately $7,659,000 of equity capital from the Sponsor.

The Grand Mezzanine Loan bears an interest rate of 10.55% per annum, which is fully accrued through the maturity date, January 20, 2024 (the “Grand Maturity Date”). The Grand Mezzanine Loan has one 12-month extension option subject to certain conditions. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the Grand Mezzanine Loan amount, paid directly by Grand Member.

Concurrent with the closing of the Grand Mezzanine Loan, a senior loan of approximately $30,682,000 was secured (the “Grand Senior Loan”). Aggregate with the Grand Senior Loan, the Grand Mezzanine Loan has a Loan-to-Cost (or LTC) ratio of 85.0%. The LTC ratio is the amount of the Grand Senior Loan plus the amount of the Grand Mezzanine Loan, divided by the total anticipated cost to construct the Grand Property . We typically use an LTC ratio to define leverage for properties that are under development.

The principals of the Sponsor provided customary carve-out guarantees as well as a completion guaranty.

The Grand Property is located in the Phoenix metropolitan statistical area. The Phoenix market presents a strong investment opportunity arising from steady population and job growth that has solidified multifamily market fundamentals in recent years. Population growth has averaged nearly triple the US average since 2010 (approximately 17.7% from 2000 – 2019 compared to the United States’ estimated 6.1%).

As the Grand Mezzanine Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: January 26, 2021